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                              January 4, 2023

       Christopher Furman
       Chief Executive Officer
       Vitro Biopharma, Inc.
       3200 Cherry Creek Drive
       Suite 720
       Denver, CO 80209

                                                        Re: Vitro Biopharma,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed on December
21, 2022
                                                            File No. 000-17378

       Dear Christopher Furman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12G, Filed December 21, 2022

       If we fail to maintain an effective system of internal control over financial reporting..., page 69

   1. Please expand the risk factor discussion to discuss the errors resulting in an overstatement of revenue during the
three and nine months ended July 31, 2022 and resulting
                                                        restatement.
 Christopher Furman
FirstName  LastNameChristopher Furman
Vitro Biopharma, Inc.
Comapany
January    NameVitro Biopharma, Inc.
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      David J. Babiarz